UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BROOKE CREDIT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

11252N101

(CUSIP Number)

Michael C. Azar

Managing Director

Quantum Value Management LLC

33 Bloomfield Hills Parkway, Suite 240

Bloomfield Hills, Michigan 48304

(248) 594-0693

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,445,000
8 SHARED VOTING POWER

360,000
9 SOLE DISPOSITIVE POWER

1,445,000
10 SHARED DISPOSITIVE POWER

360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,805,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON*

IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael C. Azar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

435,000
8 SHARED VOTING POWER

360,000
9 SOLE DISPOSITIVE POWER

435,000
10 SHARED DISPOSITIVE POWER

360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

795,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON*

IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Langevin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

180,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

180,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%
14	TYPE OF REPORTING PERSON*

IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

QVM Oakmont Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

360,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

360,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KrisLee & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

360,000
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

360,000
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Brooke Credit Corporation. The principal executive offices of Brooke Credit Corporation are located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210.

Item 2. Identity and Background.

This Amendment No. 4 is being filed to reflect that Robert J. Skandalaris, Michael C. Azar, David J. Langevin, QVM Oakmont Services LLC and KrisLee & Associates LLC are no longer members of a Section 13(d) group with each other or with Brooke Corporation, Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Michael S. Lowry, Anita F. Larson, Kyle L. Garst, Plainfield Special Situation Master Fund Limited, Plainfield Asset Management LLC, Max Holmes, or Plainfield Acceptance LLC. Additionally, Michael C. Azar, David J. Langevin, QVM Oakmont Services LLC and KrisLee & Associates LLC shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. Robert J. Skandalaris will continue to report his beneficial ownership of the securities of the issuer on this Schedule 13D, as amended from time to time, to the extent required by applicable law.

This Statement is being filed jointly on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Robert J. Skandalaris

•	Michael C. Azar

•	David J. Langevin

•	QVM Oakmont Services LLC (“QVM Oakmont”)

•	KrisLee & Associates, LLC (“KrisLee”)

QVM Oakmont is an investment holding limited liability company organized under the laws of the State of Delaware. The principal business address of QVM Oakmont is 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304.

KrisLee is an investment holding limited liability company organized under the laws of the State of Michigan. The principal business address of QVM Oakmont is 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304.

Schedule A to this Statement contains a list of information regarding the remaining Reporting Persons, which Schedule A is incorporated herein by reference with respect to each Reporting Person.

QVM Oakmont, KrisLee and the persons listed on Schedule A have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have QVM Oakmont, KrisLee or the persons listed on Schedule A, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons herein is based upon 25,722,898 shares of Common Stock outstanding.

I.	Robert J. Skandalaris

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

1,805,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

1,445,000

(ii)	shared power to vote or direct the vote:

360,000

(iii)	sole power to dispose or direct the disposition of:

1,445,000

(iv)	shared power to dispose or direct the disposition of:

360,000

(c).	This Reporting Person has effected the following transaction involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days:

open market purchase of 500,000 shares at $5.73 per share on May 17, 2007

(d).	Not applicable.

(e).	Not applicable.

II.	Michael C. Azar

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

795,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

435,000

(ii)	shared power to vote or direct the vote:

360,000

(iii)	sole power to dispose or direct the disposition of:

435,000

(iv)	shared power to dispose or direct the disposition of:

360,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

III.	David J. Langevin

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

180,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

180,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

180,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

IV.	QVM Oakmont Services LLC

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

360,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

360,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

360,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

V.	KrisLee & Associates, LLC

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

360,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

360,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

360,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

Each Reporting Person expressly disclaims ownership of any shares of Common Stock owned by each other Reporting Person.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Exhibits.

(C) Joint Filing Agreement dated July 19, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris

By:	/s/ MICHAEL C. AZAR
Michael C. Azar

By:	/s/ DAVID J. LANGEVIN
David J. Langevin

QVM OAKMONT SERVICES LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

KRISLEE & ASSOCIATES, LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

Schedule A

Name and Business Address	Business Information	Citizenship
Robert J. Skandalaris 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	Chairman of the Board and Chief Executive Officer. Mr. Skandalaris is also currently employed as the Chairman of the Board and Director of Noble International, Ltd.	U.S.A.

Michael C. Azar 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	President, Principal Accounting Officer and Secretary. Mr. Azar is also currently employed as the Vice President and Secretary of Noble International, Ltd.	U.S.A.

David J. Langevin 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304	Director. Mr. Langevin is also currently employed as the Chairman and Chief Executive Officer of Veri-Tek International, Corp.	U.S.A.

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of Brooke Credit Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[signature pages follow]

C-1

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 19th day of July, 2007.

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris

By:	/s/ MICHAEL C. AZAR
Michael C. Azar

By:	/s/ DAVID J. LANGEVIN
David J. Langevin

QVM OAKMONT SERVICES LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

KRISLEE & ASSOCIATES, LLC

By:	/s/ ROBERT J. SKANDALARIS
Robert J. Skandalaris, Managing Member

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